Exhibit 99.1

Barnes Jewish Hospital neurosurgeons treat 1000th patient using VISIUS iMRI

Ceiling-mounted high-field intraoperative MRI provides improved results and patient outcomes

MINNEAPOLIS, May 20, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that Barnes-Jewish Hospital in St. Louis is the first U.S. hospital to use VISIUS® iMRI for more than 1,000 procedures. This clinical experience and published evidence by the neurosurgical team has shown that intraoperative MRI is an effective tool for improving results and outcomes for patients undergoing brain surgery.

"Using MR during procedures instead of after, we can truly measure what we have accomplished and go back and resect more tumor before actually completing the surgery. We cannot see this tumor without iMRI. Our published experience has shown this leads to better long-term survival and quality of life," said Dr. Michael Chicoine, Barnes-Jewish neurosurgeon and associate professor of neurological surgery at Washington University School of Medicine. "While the iMR is among the tools we use, the patients are the real beneficiaries as we limit the risks for returning to surgery."

Installed in 2008, the VISIUS Surgical Theatre at Barnes Jewish Hospital is a three-room suite where a high-field MR travels between two hybrid operating rooms using ceiling-mounted rails with a third room in the middle for storing the scanner when not in use. The high-quality MR imaging provides surgeons with on-demand access to real-time updated image detail during the procedures without moving the patient.

IMRIS CEO and President Jay D. Miller noted, "This milestone sets the neurosurgical team at Barnes-Jewish and Washington University apart in their pioneering leadership and experience. Their expertise and that of other VISIUS installations is moving iMR towards the standard of care for certain tumors and greater utilization for other neurosurgical procedures."

IMRIS supports ongoing studies and research regarding the use and benefits of ceiling-mounted iMRI through an expanding Washington University School of Medicine multicenter neurosurgical database called I-MiND (IMRIS Multicenter iMRI Neurosurgery Database) which includes a growing number of leading hospitals. IMRIS also produces proprietary head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 06:00e 20-MAY-14